Exhibit 99.1

Freightos Reports Fourth Quarter and Full Year 2024 Results:

•      Fourth Quarter Revenue Increase of 25% year-on-year, Highest Growth Rate Since Going Public, Full Year Revenue Increase of 17%

•      20th Consecutive Quarter of Record Transactions, Strengthening Digital Freight Leadership

February 24, 2025 - Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral digital booking and payment platform for the international freight industry, today reported financial results for the quarter and year ended December 31, 2024.

“Freightos continues to lead the digital transformation of global freight, delivering in the fourth quarter our highest revenue growth rate since going public, our strongest carrier expansion ever, and record gross profit margin,” said Zvi Schreiber, CEO of Freightos. “In an industry that is still in the early stages of digital adoption, our platform is proving vitally important - connecting more carriers, freight forwarders, and importers/exporters than ever before. We have ambitious plans for product launches, and aggressive adoption of AI this year, setting the stage for growth to breakeven by the end of 2026. I’m excited to welcome Pablo Pinillos as our new CFO starting next week, bringing fresh leadership as we advance our vision for a more connected and digital global freight industry, supporting smoother global trade.”

Fourth Quarter 2024 Financial Highlights

•	Revenue of $6.6 million for the fourth quarter of 2024, an increase of 25% compared to $5.3 million in the fourth quarter of 2023.

•	IFRS Gross Margin of 67.6%, up from 62.2% in the fourth quarter of 2023. Non-IFRS Gross Margin of 74.3%, up from 70.0% for the fourth quarter of 2023.

•	IFRS loss of $9.8 million, (which includes a one-time, non-cash $3.0 million accounting impairment of goodwill related to an acquisition from 2022), compared to a loss of $3.3 million for the fourth quarter of 2023.

•	Adjusted EBITDA of negative $3.1 million, compared to negative $3.8 million for the fourth quarter of 2023.

Full Year 2024 Financial Highlights

•	Revenue of $23.8 million for the full year 2024, an increase of 17% compared to $20.3 million in 2023.

•	IFRS Gross Margin of 65.2% in 2024, compared with 58.2% in 2023. Non-IFRS Gross Margin of 72.4%, up from 67.4% in 2023.

•	IFRS loss of $22.5 million (which includes a one-time, non-cash $3.0 million impairment of goodwill related to an acquisition from 2022), compared to a loss of $65.5 million in 2023 (which included a one-time, non-cash $46.7 million share listing expense).

•	Adjusted EBITDA of negative $12.6 million, compared to negative $19.0 million for 2023.

•	Cash and cash equivalents and a short term bank deposit balance at the end of December 2024 of $37.3 million.

Recent Business Highlights

•	Transactions Growth: Freightos achieved a record 350.4 thousand Transactions in the fourth quarter of 2024, up 22% year over year. For the full year of 2024, Freightos facilitated approximately 1.3 million Transactions, up 27% from 2023. The fourth quarter of 2024 was the 20th consecutive quarter of record Transactions.

•	Carrier Growth: The number of carriers selling on the platform increased from 55 in the third quarter to 67 in the fourth quarter of 2024. Among the recent carrier additions is CMA CGM AIR CARGO. After the end of the quarter, Freightos announced the addition of Norwegian Cargo and WestJet Cargo to the platform.

•	Unique Buyer Users: The number of Unique buyer users digitally booking freight services across the platform grew by 14% compared to the fourth quarter of 2023, reaching 20.1 thousand.

•	Gross Booking Value Growth: Gross Booking Value (GBV) was $280.7 million in the fourth quarter, up 50% compared to the fourth quarter of 2023, significantly exceeding management’s expectations and reflecting a run rate of over $1 billion. GBV in the full year 2024 was $894.0 million, up 33% from 2023. This growth was buoyed by airline portals and early adoption of ground transportation transactions.

•	Revenue Growth: Fourth quarter revenue of $6.6 million reflected continued strong growth from the WebCargo by Freightos platform and from customs clearance services. In addition, SaaS Solutions, including Shipsta, generated its highest quarterly revenue ever in the fourth quarter of 2024. Total Platform revenue in the fourth quarter was $2.3 million, up 21% from the fourth quarter of 2023, and Solutions revenue was $4.3 million, up 28% year over year. Total Platform revenue in the full year was $8.4 million, up 18% from 2023, and Solutions revenue was $15.4 million, up 17% from 2023.

Financial Outlook

Management Expectations
	Q1 2025	FY 2025
Transactions (k)	362 - 370	1,562 - 1,637
Year over Year Growth	22% - 25%	20% - 26%
GBV ($m)	272 - 280	1,142 - 1,195
Year over Year Growth	41% - 45%	28% - 34%
Revenue ($m)	6.7 - 6.8	29.0 - 30.6
Year over Year Growth	25% - 27%	22% - 29%
Adjusted EBITDA ($m)	(3.2) - (3.0)	(10.9) - (10.2)

This outlook assumes freight price levels and market freight volumes as of February 2025

Further financial details are included as an appendix below.

Earnings Webcast

Freightos’ management will host a webcast and conference call to discuss the results today, February 24, 2025, at 8:30 a.m. EST. To participate in the call, please pre-register at the following link:

https://freightos.zoom.us/webinar/register/5017367615534/WN_vgcHjqxVQheZLIIOa4eb2Q#/registration

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the conference call transcript, will be available on Freightos’ Investor Relations website following the call.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including: Freightos’ ability to successfully integrate the Shipsta business without disruption to its business; the ongoing military conflict in the Middle East; Freightos’ ability to effectively execute its previously announced operational efficiency and cost reduction plan without undue disruption to its business; competition; the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters; Freightos’ ability to retain its management and key employees; changes in applicable laws or regulations; whether increased tariffs and protectionist trade policies being implemented by the United States and other countries will reduce shipping volume and, hence, number of Transactions, GBV and Platform revenue; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; and those additional factors discussed under the heading “Risk Factors” in Freightos’ annual report on Form 20-F filed with the SEC on March 21, 2024, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles of the IFRS including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS. For the historical non-IFRS results included herein, we have provided tables at the end of this press release providing a reconciliation of those results to our results achieved under the most directly comparable IFRS measures. For the forward-looking, non-IFRS data included under “Financial outlook”, we have not included such a reconciliation, because the reconciliation of forward-looking data cannot be prepared without unreasonable effort. Our results and forecasts expressed as non-IFRS measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offer consistency and comparability with both our own past financial performance and with corresponding financial information provided by peer companies. These non-IFRS measures are presented to permit investors and others to more fully understand how management assesses our performance for internal planning and forecasting purposes.

Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments, and therefore may not sum due to rounding.

Glossary

We have provided below a glossary of certain terms used in this press release:

•	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

•	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.

•	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

•	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

•	Adjusted EBITDA: Loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization,impairment of goodwill, changes in the fair value of contingent consideration, operating expense settled by issuance of shares, share listing expense, change in fair value of warrants, transaction-related costs, non-recurring expenses associated with the business combination with Gesher I Acquisition Corp, acquisition-related costs and reorganization expenses.

•	Platform revenue: Fees charged to buyers and sellers in relation to transactions executed on the Freightos platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the sellers often pay a pre-negotiated flat fee per transaction. When sellers transact with a buyer who is a new customer to the seller, we may charge a percentage of the booking value as a fee.

•	Solutions revenue: Primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders or enterprise shippers often negotiating fixed, all-inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade faster, more efficient and more resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for global businesses of all shapes and sizes. Products include the Freightos Marketplace, WebCargo, WebCargo for Airlines, Shipsta by Freightos, 7LFreight by WebCargo, and Clearit.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2024	December 31, 2023
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$10,118	$20,165
User funds	4,494	3,553
Trade receivables, net	3,057	1,880
Short-term bank deposit	27,153	20,000
Short-term investments	-	11,520
Other receivables and prepaid expenses	1,281	2,598
	46,103	59,716

Non-current Assets:
Property and equipment, net	420	583
Right-of-use assets, net	1,191	1,577
Intangible assets, net	8,852	7,607
Goodwill	15,040	15,628
Deferred taxes	536	969
Other long-term assets	1,637	1,605
	27,676	27,969

Total assets	$73,779	$87,685

Liabilities and Equity
Current liabilities:
Current maturity of lease liabilities	615	587
Trade payables	2,731	3,113
User accounts	4,494	3,553
Warrants liabilities	2,450	1,485
Accrued expenses and other payables	7,023	4,931
	17,313	13,669

Long Term Liabilities:
Lease liabilities	339	712
Employee benefit liabilities, net	1,239	1,256
Other long-term liabilities	-	6
	1,578	1,974

Equity:
Share capital	*)	*)
Share premium	261,769	256,194
Foreign currency translation reserve	(307)	-
Reserve from remeasurement of defined benefit plans	96	27
Accumulated deficit	(206,670)	(184,179)
Total equity	54,888	72,042

Total liabilities and equity	$73,779	$87,685

*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended			Twelve months
	December 31,			December 31,
	2024		2023	2024		2023

	(unaudited)			(unaudited)
Revenue	$6,587		$5,258	$23,785		$20,281
Cost of revenue	2,134		1,986	8,285		8,479
Gross profit	4,453		3,272	15,500		11,802
Operating expenses:
Research and development	2,817		2,501	10,275		11,507
Selling and marketing	3,688		3,359	13,880		14,384
General and administrative	5,985		2,054	14,292		12,407
Reorganization	-		-	-		884
Share listing expense (1)	-		-	-		46,717
Transaction-related costs	-		-	-		3,703
Total operating expenses	12,490		7,914	38,447		89,602
Operating loss	(8,037	)(2)	(4,642)	(22,947	)(2)	(77,800)
Change in fair value of warrants	(1,410)		459	(965)		9,440
Finance income	282		822	2,211		3,189
Finance expenses	(23)		(100)	(178)		(387)
Financing income, net	259		722	2,033		2,802
Loss before taxes on income	(9,188)		(3,461)	(21,879)		(65,558)
Income taxes (tax benefit), net	649		(146)	612		(85)
Loss	$(9,837)		$(3,315)	$(22,491)		$(65,473)
Other comprehensive loss (net of tax effect):
Amounts that will not be reclassified subsequently to profit or loss:
Remeasurement gain (loss) from defined benefit plans	69		(110)	69		(110)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements of foreign operations	(396)		-	(307)		-
Total comprehensive loss	$(10,164)		$(3,425)	$(22,729)		$(65,583)
Basic and diluted loss per Ordinary share	$(0.20)		$(0.07)	$(0.46)		$(1.47)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	49,344,367		47,787,112	48,579,804		44,907,105

(1)	Represents non-recurring, non-cash $46.7 million share-based listing expense incurred in connection with the business combination with Gesher I Acquisition Corp.

(2)	Includes a non-recurring, non-cash $3.0 million accounting impairment of goodwill related to the acquisition of Clearit in 2022; this amount was more than covered by earn-out payments that were not made.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended		Twelve months
	December 31,		December 31,
	2024	2023	2024	2023

	(unaudited)		(unaudited)
Cash flows from operating activities:
Loss	$(9,837)	$(3,315)	$(22,491)	$(65,473)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	870	710	3,083	2,791
Impairment of goodwill	3,000	-	3,000	-
Share listing expense	-	-	-	46,717
Change in fair value of warrants	1,410	(459)	965	(9,440)
Changes in the fair value of contingent consideration	-	(924)	(6)	(1,718)
Share-based compensation	1,049	923	3,625	5,426
Operating expense settled by issuance of shares	-	136	351	320
Finance income, net	(259)	(739)	(2,027)	(2,667)
Income taxes (tax benefit), net	649	(146)	612	(85)
	6,719	(499)	9,603	41,344
Changes in asset and liability items:
Decrease (increase) in user funds	(74)	1,187	(968)	(209)
Increase (decrease) in user accounts	74	(1,187)	968	209
Decrease in other receivables and prepaid expenses	391	427	37	91
Decrease (increase) in trade receivables	(184)	480	(920)	143
Decrease in trade payables	(1,375)	(240)	(957)	(176)
Increase (decrease) in accrued severance pay, net	(18)	76	(7)	(140)
Increase (decrease) in accrued expenses and other payables	(187)	(315)	336	(3,711)
	(1,373)	428	(1,511)	(3,793)
Cash received (paid) during the year for:
Interest received, net	99	733	2,642	1,256
Taxes paid, net	(137)	(339)	(343)	(430)
	(38)	394	2,299	826
Net cash used in operating activities	(4,529)	(2,992)	(12,100)	(27,096)
Cash flows from investing activities:
Purchase of property and equipment	(16)	(6)	(48)	(80)
Proceeds from sale of property and equipment	-	-	2	8
Acquisition of a subsidiary, net of cash acquired (a)	-	-	(3,350)	-
Payment of payables for previous acquisition of a subsidiary	-	(75)	-	(211)
Investment in long-term assets	(52)	-	(70)	(374)
Withdrawal of deposits	-	15	24	16
Withdrawal of (investment in) short term investments, net	-	18,150	11,520	(11,520)
Investment in short-term bank deposit, net	-		(6,000)	(20,000)
Net cash provided by (used in) investing activities	(68)	18,084	2,078	(32,161)
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	-	-	-	76,044
Repayment of lease liabilities	(208)	(176)	(629)	(549)
Repayment of short-term bank loan and credit	-	-	-	(2,504)
Exercise of options	411	135	714	186
Net cash provided by (used in) financing activities	203	(41)	85	73,177
Exchange differences on balances of cash and cash equivalents	(19)	38	(91)	(247)
Losses from translation of cash and cash equivalents of foreign activity	(19)	-	(19)	-
Increase (decrease) in cash and cash equivalents	(4,432)	15,089	(10,047)	13,673
Cash and cash equivalents at the beginning of the period	14,550	5,076	20,165	6,492
Cash and cash equivalents at the end of the period	$10,118	$20,165	$10,118	$20,165
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	$-	$-	$(1,271)	$-
Property and equipment	-	-	51	-
Right-of-use assets	-	-	350	-
Intangible assets	-	-	3,538	-
Goodwill	-	-	2,546	-
Shares issued	-	-	(885)	-
Payable for acquisition of subsidiary	-	-	(629)	-
Lease liabilities	-	-	(350)	-
Acquisition of a subsidiary, net of cash acquired	$-	$-	$3,350	$-
(b) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$2	$613	$2	$852
Issuance of shares for previous acquisition of a subsidiary	$-	$58	$-	$171

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT AND GROSS MARGIN

(in thousands, except gross margin data)

	Three Months Ended		Twelve months
	December 31,		December 31,
	2024	2023	2024	2023

	(unaudited)		(unaudited)
IFRS gross profit	$4,453	$3,272	$15,500	$11,802
Add:
Share-based compensation	65	101	378	692
Depreciation and amortization	373	309	1,345	1,180
Non-IFRS gross profit	$4,891	$3,682	$17,223	$13,674
IFRS gross margin	67.6%	62.2%	65.2%	58.2%
Non-IFRS gross margin	74.3%	70.0%	72.4%	67.4%

RECONCILIATION OF IFRS LOSS TO ADJUSTED EBITDA

(in thousands , except adjusted EBITDA margin data)

	Three Months Ended		Twelve months
	December 31,		December 31,
	2024	2023	2024	2023

	(unaudited)		(unaudited)
IFRS loss	$(9,837)	$(3,315)	$(22,491)	$(65,473)
Add:
Change in fair value of warrants	1,410	(459)	965	(9,440)
Financing income, net	(259)	(722)	(2,033)	(2,802)
Income taxes (tax benefit), net	649	(146)	612	(85)
Share-based compensation	1,049	923	3,625	5,426
Depreciation and amortization	870	710	3,083	2,791
Impairment of goodwill	3,000	-	3,000	-
Share listing expense	-	-	-	46,717
Non-recurring expenses	-	-	-	499
Transaction-related costs	-	-	-	3,703
Changes in the fair value of contingent consideration	-	(941)	-	(1,583)
Acquisition-related costs	-	-	283	-
Reorganization	-	-	-	884
Operating expense settled by issuance of shares	-	136	351	320
Adjusted EBITDA	$(3,118)	$(3,814)	$(12,605)	$(19,043)
Adjusted EBITDA margins	-47%	-73%	-53%	-94%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Twelve months
	December 31,		December 31,
	2024	2023	2024	2023

	(unaudited)		(unaudited)
IFRS loss	$(9,837)	$(3,315)	$(22,491)	$(65,473)
Add:
Share-based compensation	1,049	923	3,625	5,426
Depreciation and amortization	870	710	3,083	2,791
Impairment of goodwill	3,000	-	3,000	-
Share listing expense	-	-	-	46,717
Non-recurring expenses	-	-	-	499
Transaction-related costs	-	-	-	3,703
Changes in the fair value of contingent consideration	-	(924)	(6)	(1,718)
Acquisition-related costs	-	-	283	-
Reorganization	-	-	-	884
Operating expense settled by issuance of shares	-	136	351	320
Change in fair value of warrants	1,410	(459)	965	(9,440)
Non IFRS loss	$(3,508)	$(2,929)	$(11,190)	$(16,291)
Non IFRS basic and diluted loss per Ordinary share	$(0.07)	$(0.06)	$(0.23)	$(0.38)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	49,344,367	47,787,112	48,579,804	44,907,105